Brambles

02 DEC 12 AM 9:47

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

3 December 2002

02069014

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

dw 1/13

FiLE NO - 82-5205

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

3 December 2002

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN KRAEHE
Date of last notice	30 August 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by trustee of a private superannuation fund of which Mr Kraehe is a member
Date of change	29 November 2002
No. of securities held prior to change	BIL - 21,561 held by Private Super Fund BIP - Nil
Class	Ordinary Shares
Number acquired	10,000

File No 82-5205

Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$4.52 per share
No. of securities held after change	BIL - 31,561 held by Private Super Fund BIP - Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

FILE NO 82-5205

BRAMBLES INDUSTRIES LIMITED
HOLDING IN COMPANY

On 3 December 2002, Maple-Brown Abbott Limited notified the Australian Stock Exchange that as at 29 November 2002, they held 6.57% (63,520,445 shares) of the issued ordinary share capital of Brambles Industries Limited.

3 December 2002

Contact: Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

Brambles

02 DEC 12 AM 9:47

Brambles Industries plc
Cassini House
57-59 St James Street
London SW1A 1LD, England

Tel: 020 7659 6020
Fax: 020 7659 6001
www.brambles.com

29 November 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

FILE NO. 82-5205

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Brambles Industries plc(BIP)/Brambles Industries Limited(BIL)

2) Name of director

David John Turner

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

The notification is in respect of beneficial interests of the director named above and his spouse and also in respect of a non-beneficial interest

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr David John Turner - 168,025 BIL shares
Mrs Julia Anne Turner - 9,094 BIP shares
Mrs Julia Anne Turner - 10,000 BIL shares
Pershing Keen Nominees Limited, alc KKISA - 4,656 BIP shares
Pershing Keen Nominees Limited, a/c KKCLT - 8,044 BIP shares
Pershing Keen Nominees Limited, a/c KKGEN - 8,458 BIP shares

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

The notification partly relates to the directors' spouse, and a trust of which he is a trustee but not a beneficiary.

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares in BIP (Mrs J A Turner)
Purchase of shares in BIP (Trust)
Purchase of shares in BIL (Mrs J A Turner)
Purchase of shares in BIL, sale of shares in BIP (D J Turner)

7) Number of shares/amount of stock acquired

10,000 BIP (Mrs J A Turner)at £1.51
2,700 BIP (Trust) at £1.51

168,025 BIL (D J Turner) at A$4.54
10,000 BIL (Mrs J A Turner) at A$4.54

FILE NO. 82-5205

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

158,025 BIP (D J Turner)

10) Percentage of issued class
0.022% (BIP)

11) Class of security

BIP Ordinary shares of 5p each
BIL Ordinary shares

12) Price per share

See above

13) Date of transaction

Sale and purchases of BIP shares - 28 November 2002
Sale and purchases of BIL shares - 29 November 2002

14) Date company informed

29 November 2002

15) Total holding following this notification

178,025 shares in BIL
30,252 shares in BIP of which 2,700 are non beneficial

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

FILE NO. 82-5205

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Sandra Walters, 020 7659 6039

25) Name and signature of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification 29 November 2002

FILE NO 82-5205

29 November 2002

Brambles Industries plc

2002 Annual General Meeting

Copies of the following documents have been submitted to the UK Listing Authority:

Resolutions passed by the Company other than resolutions concerning ordinary business at the Annual General Meeting held on 25 November 2002.

A copy of the new Articles of Association of Brambles Industries plc adopted by the Company at the Annual General Meeting.

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: 020 7676 1000